UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

CANADIAN NATIONAL RAILWAY COMPANY

(Name of Issuer)

Common Shares

(Title of Class of Securities)

136375102

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 136375102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 14,800,300

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 14,800,300

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,800,300

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.2%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bill & Melinda Gates Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 900,000*

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 900,000*

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 900,000*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) .3%

12.	Type of Reporting Person (See Instructions) OO

*  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Common Shares held by the Bill & Melinda Gates Foundation (the “Foundation”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Foundation.  Michael Larson acts with investment discretion for Mr. and Mrs. Gates, as Co-Trustees of the Foundation, in respect of the Common Shares owned by the Foundation.  Mr. Larson disclaims any beneficial ownership of the Common Shares beneficially owned by the Foundation or Mr. and Mrs. Gates.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Melinda French Gates

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 900,000*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 900,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 900,000*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) .3%

12.	Type of Reporting Person (See Instructions) IN

*  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Common Shares held by the Bill & Melinda Gates Foundation (the “Foundation”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Foundation.  Michael Larson acts with investment discretion for Mr. and Mrs. Gates, as Co-Trustees of the Foundation, in respect of the Common Shares owned by the Foundation.  Mr. Larson disclaims any beneficial ownership of the Common Shares beneficially owned by the Foundation or Mr. and Mrs. Gates.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 14,800,300*

	6.	Shared Voting Power 900,000*

	7.	Sole Dispositive Power 14,800,300*

	8.	Shared Dispositive Power 900,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,700,300*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions) IN

*  All Common Shares held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Common Shares held by the Bill & Melinda Gates Foundation (the “Foundation”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Foundation.  Michael Larson, the business manager and executive officer of Cascade, has voting and investment power with respect to the Common Shares held by Cascade.  In addition, Mr. Larson acts with investment discretion for Mr. and Mrs. Gates, as Co-Trustees of the Foundation, in respect of the Common Shares owned by the Foundation.  Mr. Larson disclaims any beneficial ownership of the Common Shares beneficially owned by Cascade, the Foundation or Mr. and Mrs. Gates.

Item 1.
	(a)	Name of Issuer Canadian National Railway Company (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 935 de la Gauchetiere St. West, Montreal, Quebec, Canada A8 H3B 2M9

Item 2.
	(a)	Name of Person Filing Cascade Investment, L.L.C. (“Cascade”), Bill & Melinda Gates Foundation (the “Foundation”), Melinda French Gates and William H. Gates III.*
(b)

Address of Principal Business Office or, if none, Residence
Cascade – 2365 Carillon Point, Kirkland, Washington  98033
The Foundation – 1551 Eastlake Avenue E., Seattle, Washington  98102
Mr. Gates – One Microsoft Way, Redmond, Washington  98052
Mrs. Gates – 2365 Carillon Point, Kirkland, Washington  98033

(c)

Citizenship
Cascade is a limited liability company organized under the laws of the State of Washington.
The Foundation is a charitable trust organized under the laws of the State of Washington.
Both Mr. and Mrs. Gates are citizens of the United States of America.

	(d)	Title of Class of Securities Common Shares
	(e)	CUSIP Number 136375102

*Neither the present filing nor anything contained herein shall be construed as an admission that Cascade, the Foundation or Mr. and Mrs. Gates constitute a “person” for any purpose other than Section 13(g) of the Securities Exchange Act of 1934, or that Cascade, the Foundation and Mr. and Mrs. Gates constitute a “group” for any purpose.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
(b) Percent of class: See the responses to Item 11 on the attached cover pages.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2005

CASCADE INVESTMENT, L.L.C.

By	/s/ Michael Larson
	Name:	Michael Larson
	Title:	Business Manager

BILL & MELINDA GATES FOUNDATION

By	/s/ Michael Larson
	Name:	Michael Larson (1)
	Title:	Attorney-in-fact for each of the Co-Trustees, William
H. Gates III and Melinda French Gates

WILLIAM H. GATES III

By	/s/ Michael Larson
	Name:	Michael Larson (1)(2)
	Title:	Attorney-in-fact

MELINDA FRENCH GATES

By:	/s/ Michael Larson
	Name:	Michael Larson (1)
	Title:	Attorney-in-fact

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us will be filed, on behalf of each of us.

DATED: February 11, 2005

CASCADE INVESTMENT, L.L.C.

	By	/s/ Michael Larson
		Name:	Michael Larson
		Title:	Business Manager

BILL & MELINDA GATES FOUNDATION

	By	/s/ Michael Larson
		Name:	Michael Larson (1)
		Title:	Attorney-in-fact for each of the Co-Trustees, William
H. Gates III and Melinda French Gates

WILLIAM H. GATES III

	By	/s/ Michael Larson
		Name:	Michael Larson (1)(2)
		Title:	Attorney-in-fact

MELINDA FRENCH GATES

	By:	/s/ Michael Larson
		Name:	Michael Larson (1)
		Title:	Attorney-in-fact

(1)  Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated February 4, 2005, by and on behalf of William H. Gates III and Melinda French Gates, as Co-Trustees of the Bill & Melinda Gates Foundation, attached hereto as Exhibit 99.2.

(2)  Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated February 4, 2005, by and on behalf of William H. Gates III, attached hereto as Exhibit 99.3.